EXHIBIT 99.1

CHARTERED RESPONDS TO MEDIA AND INVESTOR QUERIES

Chartered has received enquiries from the media and investment community asking whether Chartered is going to be privatized or has been informed of an offer for its shares by any third party.

Chartered’s management wishes to state that, to the best of their knowledge, they are unaware of any such development.

As there has been a substantial increase in the trading volume of Chartered’s shares today, Chartered’s management also wishes to state that to the best of their knowledge, they are unaware of any information not previously announced concerning Chartered, which if known, might explain the trading volume.